SUBMITTED VIA EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Parker-Hannifin Corporation
Form 10-K for the fiscal year ended June 30, 2004 filed September 3, 2004
Commission File No. 1-4982

November 10, 2004

Dear Mr. Hartz:

We have reviewed your October 29, 2004 letter regarding your comments on the financial statements and disclosures contained in the above referenced SEC filing for Parker-Hannifin Corporation (the “Company”) and provide the following responses to your comments. The Company appreciates the comments regarding the content of our SEC filings and will make the recommended changes in future filings.

Form 10-K for the year ended June 30, 2004

Item 7.	Management’s Discussion and Analysis and Financial Condition and Results of Operations:

General

1.	In future filings, expand your Management’s Discussion and Analysis section to better inform investors of current trends and risks faced by the company from management’s perspective. Also quantify in more detail your results of operations to help readers better understand changes from one year to the next. For example, quantify the material components that impacted changes in sales and margins year over year. Refer to Release No. 33-8350: Interpretation – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management of the Company will continue to review the current trends and risks disclosed in the Management’s Discussion and Analysis and will make appropriate changes in future filings.

With respect to quantifying in more detail the changes in the Company’s results of operations, the Company will continue to assess the appropriateness of providing additional available information in order to help the readers of the Company’s financial statements better understand the financial results.

John Hartz

November 10, 2004

Contractual Obligations

2.	In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, include other long-term liabilities reflected in your balance sheet under generally accepted accounting principles, such as those related to your pension plans and postretirement medical and life insurance benefits. Refer to footnote 46 to Release No. 33-8350 “Interpretation – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In future filings, the Company will include a discussion of interest commitments in the contractual obligation table. With respect to the inclusion of liabilities with respect to pension plans, the Company did not include pension plans in the contractual obligation table as the amount reflected in the balance sheet related to defined benefit pension plans is an asset. The only liability recorded in the balance sheet as of June 30, 2004 relating to pension plans is an additional minimum pension liability required to be recognized by FASB Statement No. 87. This liability does not arise out of a contractual obligation to expend cash in the future so the Company omitted it from the contractual obligation schedule. In future filings, the Company will add a discussion of discretionary pension plan contributions as well as cash requirements to fund postretirement and life insurance benefits.

Critical Accounting Policies

3.	Expand your discussion of pensions to discuss the future potential impact that your unrecognized actuarial loss will have on future financial statements.

In future filings, the Company will include appropriate disclosure of the impact that unrecognized actuarial gains or losses may have on future financial statements.

Item 8.	Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies – Long-term contracts

4.	In future filings, disclose the method of measuring the extent of progress toward completion. Refer to paragraph 45 of SOP 81-1.

The extent of progress towards completion on long-term contracts is measured using the units-of-delivery method. This disclosure will be included in future filings.

Note 6. Inventories

5.	You indicate in your critical accounting policies that inventories have been reduced by an allowance for excess and obsolete inventories. Given your reference to this management estimate, in future filings provide a roll forward of this allowance herein or in Schedule II – Valuation and Qualifying Accounts.

In future filings a roll forward of the inventory obsolescence reserve will be included either in the footnotes or in Schedule II.

John Hartz

November 10, 2004

Note 7. Goodwill and Intangible Assets

6.	You disclose that your 2004 impairment charge was recorded in the Industrial Segment primarily resulting from declining market conditions and lower future growth potential. However, we note your statements in Management’s Discussion & Analysis that the Industrial North American markets saw “continued improvement” and “this trend to continue into 2005”. Also, you disclose that the Company expects sales and profits in the Asia Pacific and Latin American regions to grow. In future filings, please explain in further detail the reasons for the goodwill impairment and provide sufficient information to reconcile these disclosures.

The goodwill impairment charge recorded in 2004 relates to a European reporting unit that was not benefiting from the general economic improvement referred to in Management’s Discussion and Analysis. In future filings, the Company will provide a clearer explanation of the conditions that exist which give rise to a goodwill impairment charge.

Note 14. Research and Development

7.	We note that you net the revenues you have earned under research and development contracts against your research and development costs. Differentiate for us your accounting for (i) research and development contracts with the federal government, if any, and (ii) research and development contracts for other customers. Provide the authoritative literature that supports your accounting for each of these types of contracts. In future filings, provide the disclosures required by paragraph 3.56 of AICPA Audit and Accounting Guides – Audit of Federal Government.

The Company presents revenues earned under research and development contracts in Net sales and the corresponding costs incurred in Cost of sales in the Consolidated Statement of Income. The Company does not have any research and development contracts with the federal government where the Company serves as the prime contractor. The total research and development cost of $143,096 in 2004 includes both research and development costs incurred by the Company in connection with its own product development initiatives as well as costs incurred by the Company in connection with its performance under research and development contracts. The customer reimbursement amount of $48,435 for 2004 represents the costs incurred related to research and development contracts where the Company earned revenue. The language in Note 14 will be revised in future filings to more clearly describe what the respective amounts included in the footnote represent.

Note 15. Contingencies

8.	In future filings, provide a roll forward of your accrued environmental liabilities. In addition, to the extent any of the 28 manufacturing facilities represents a material component of your accrual or the maximum amount of your range of loss, consider the need to provide additional footnote and MD&A disclosures contemplated by Questions 2, 3, and 4 of SAB Topic 5Y.

In future filings the Company will provide additional information regarding the movement in the accrual for environmental liabilities. With respect to the accrual and maximum amount of the range of loss for the 28 manufacturing facilities, no one facility represents a material component of the total amount. The need for disclosure regarding individual facilities will continue to be assessed as the amounts of the accrual and maximum range of loss are revised or new environmental liabilities are identified.

John Hartz

November 10, 2004

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and the Company may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ Donald E. Washkewicz
Donald E. Washkewicz
Chairman and Chief Executive Officer

bcc:	D. Dailey
D. Dennis
T. Meyer
T. Piraino
T. Pistell